Contact

www.linkedin.com/in/
christopherbouzy (LinkedIn)
www.botsentinel.com (Company)
twitter.com/cbouzy (Other)

Top Skills

Cybersecurity

Python (Programming Language)

JavaScript

Languages

English (Native or Bilingual)

Christopher Bouzy

Christopher Bouzy is a tech entrepreneur who founded the social media network Spoutible and the non-partisan research firm Bot Sentinel. His ventures leverage innovative technologies to create safer digital spaces.

New York City Metropolitan Area

Experience

Spoutible Inc.
Founder & CEO
December 2022 - Present (2 years 9 months)
New York, New York, United States

Spoutible's goal is to allow users to "spout off" while mitigating targeted

harassment, threats of violence, racism, antisemitism, homophobia,

transphobia, rampant misogyny, mis/disinformation, and platform manipulation.

Bot Sentinel Inc.
Founder & CEO
February 2018 - Present (7 years 7 months)
North Bergen, New Jersey, United States

Komcore Corporation
Founder & CEO
August 2013 - December 2018 (5 years 5 months)
Greater New York City Area

Egisca Corp.
Founder & CEO
March 2006 - August 2013 (7 years 6 months)
New Jersey

Insight Concepts
Founder & CEO
November 2000 - February 2006 (5 years 4 months)

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